Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
DEFI DEVELOPMENT CORP.*

Subsidiaries Wholly-Owned by Defi Development Corp. (“Company”)

Entity Name                        Jurisdiction of Incorporation
Groundbreaker Tech Inc.                 Delaware, United States of America
Janover Insurance Group Inc.             Delaware. United States of America
Janover Tech, Inc.                    Nevada, United States of America
*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of DeFi Development Corp. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this Annual Report.